Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-60989










PROSPECTUS SUPPLEMENT DATED SEPTEMBER 21, 1999 To Prospectus dated January 26, 1999









                          10 1/2% SENIOR NOTES DUE 2008
                                       OF
                                    AKI, INC.




                               RECENT DEVELOPMENTS

         Attached hereto and incorporated by reference herein is the Current Report on Form 8-K of AKI, Inc. filed September 21, 1999.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 8 - K

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


      Date of Report (Date of Earliest Event Reported): September 15, 1999


                                AKI Holding Corp.
               (Exact Name of Registrant as Specified in Charter)

        Delaware                        333-60991                  74-2883163
(State or Other Jurisdiction of                                 (IRS Employer
     Incorporation)               (Commission File Number)   Identification No.)


1815 East Main Street, Chattanooga, Tennessee                              37404
(Address of Principal Executive Offices)                              (Zip Code)


Registrant's telephone number, including area code                (423) 624-3301

                                    AKI, Inc.
               (Exact Name of Registrant as Specified in Charter)


       Delaware                        333-60989                    13-3785856
(State or Other Jurisdiction of                                   (IRS Employer
    Incorporation)              (Commission File Number)     Identification No.)


1815 East Main Street, Chattanooga, Tennessee                              37404
(Address of Principal Executive Offices)                              (Zip Code)


Registrant's telephone number, including area code                (423) 624-3301

================================================================================

Item 5.

         On September 15, 1999, AKI, Inc. (the "AKI"), a wholly owned subsidiary of AKI Holding Corp. ("Holding" and together with AKI, the "Company") purchased all of the issued and outstanding shares of common stock, no par value, of RetCom Holdings Ltd., a Delaware corporation ("RetCom"), and all of the issued and outstanding options and other rights to purchase capital stock of and all other equity rights of RetCom and also refinanced the working capital indebtedness of Retcom and its subsidiaries. The purchase price and refinancing of indebtedness were initially financed by borrowings under AKI's credit agreement with Heller Financial, Inc. The Company is exploring options for the longer-term financing of a portion of the borrowings incurred in connection with the acquisition. In addition, on August 9, 1999, the Company announced earnings for the quarter and fiscal year ended June 30, 1999. The Company's press releases issued September 15, 1999 and August 9, 1999 are attached as exhibits hereto and incorporated herein by reference as Exhibits 99.1 and 99.2, respectively. (Certain revisions have been made to the August 9, 1999 press release to correct typographical errors in the summary income statement data and summary balance sheet data).

FINANCIAL STATEMENTS AND EXHIBITS.

         Exhibits.

Exhibit No.                         Description
-----------                         -----------

99.1                                Press Release, dated September 15, 1999.

99.2                                Press Release, dated August 9, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      AKI Holding Corp.
                                      (Registrant)

Date:    September 21, 1999           /S/ WILLIAM J. FOX
                                      ------------------------------------------
                                      William J. Fox, Chief Executive Officer


                                      AKI, Inc.
                                      (Registrant)

Date:    September 21, 1999           /S/ WILLIAM J. FOX
                                      ------------------------------------------
                                      William J. Fox, Chief Executive Officer

                                                                    Exhibit 99.1






                                                           For Immediate Release


                  ARCADE MARKETING, INC. ANNOUNCES ACQUISITION


New York, N.Y., September 15, 1999 - Arcade Marketing Inc., the interactive advertising specialists, widely recognized for cutting-edge sampling technologies, has consummated its agreement with the shareholders of Retcom Holdings Ltd. and acquired its businesses; terms not disclosed. William J. Fox, Chairman & CEO of Arcade stated that "the businesses acquired by Arcade include a portfolio of sampling systems catering to the fragrance, cosmetics and personal care industries, as well as microencapsulation activities. Additionally, a creative service ("Concepts") division that handles marketing communications, catalogs, database marketing and a multi-media division for merchandising at point-of-sale are included."

The acquired businesses originated in 1970 and are headquartered in New York with operations in the U.S. and Europe. The largest division offers proprietary, patented and patent pending sampling systems that include MicroSilk(TM), MicroDot(TM), Snap and Powder(TM), ColorDot(TM) and Ascent(TM). The turnaround of these businesses is largely attributed to the stewardship (as CEO) of Jay Gartlan. Mr. Gartlan has joined Arcade as Senior Vice President and will also head up the Concepts Division.

Arcade plans to integrate the acquired products into its diversified product group. Mr. Fox explained that "this combination will enhance Arcade's proprietary portfolio, further enabling Arcade to offer its customers the most sophisticated and diversified range of multi-sensory products available anywhere in the world."

With out-of-the-box thinking as the watchword, Arcade is firmly established as the leader in multi-sensory marketing with interactive products that engage touch, sight, sound and olfactory. With nearly a century of experience in developing innovative solutions for the marketplace, the company is, at the same time, the world's foremost producer of sampling systems for the fragrance, cosmetic, personal care, sun care, household products and food and beverage industries. Arcade Marketing Inc. is headquartered in New York with sales and associated manufacturing facilities in Tennessee, California, Paris, London, Sydney and Rio de Janeiro.

                                                    Press Contact Name/Tel #
                                                    Laura Condolora
                                                    (212) 421-1029

                                                                    Exhibit 99.2


Contact:     Kenneth A. Budde
             Chief Financial Officer
             AKI, Inc.
             (423)624-3301
                                                           For Immediate Release
                                                           ---------------------


                AKI HOLDING CORP. AND ITS WHOLLY OWNED SUBSIDIARY
                                    AKI, INC.

                        FOURTH QUARTER EARNINGS ANNOUNCED

         New York, August 9 -- AKI today announced fourth quarter results for the period ended June 30, 1999.
         In June 1998, AKI, Inc., issued $115 million of 10 1/2% Senior Notes due 2008 and AKI Holding Corp. issued $50 million of 13 1/2% Senior Discount Debentures due 2009. These issues were completed under Rule 144A of the Securities Act of 1933 and the company has completed an exchange offer for these securities as prescribed by the terms of the offerings.
         Net sales for the fourth quarter ended June 30, 1999, increased $2.9 million, or 20.6 percent, to $17.0 million compared with $14.1 million in the 1998 period. The net sales increase resulted from increases in the sales of cosmetic sampling system products offset partially by the strength of the U.S. dollar. Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased $0.3 million or 15.0 percent to $2.3 million compared with $2.0 million for 1998. The increase in EBITDA resulted primarily from the gross profit associated with the increased sales and decreases in raw material costs, partially offset by increased costs associated with the outsourcing of European production and increased selling, general and administrative costs reflecting increases in sales staffing and commissions and net increases in executive compensation following the acquisition of the company and the strength of the U.S. dollar.

         Net sales for the year ended June 30, 1999, increased $14.7 million, or
20.6 percent, to $86.0 million compared with $71.3 million in the 1998 period. The net sales increase resulted from increases in the sales of cosmetic sampling system products and sales to the consumer products industry offset partially by the strength of the U.S. dollar. EBITDA increased $3.7 million or 22.6 percent to $20.1 million compared with $16.4 million for 1998. The increase in EBITDA resulted primarily from the gross profit associated with the increased sales and decreases in raw material costs, partially offset by increased costs associated with the outsourcing of European production, and increased selling, general and administrative costs reflecting increases in sales staffing and commissions and net increases in executive compensation following the acquisition of the company and the strength of the U.S. dollar.
         Statements made in this press release that state the company's or management intentions, beliefs, expectations of predictions for the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. In addition to the factors set forth above, other important factors that could cause actual results to differ materially include, but are not limited to general economic and business conditions, industry trends, the loss of major customers or suppliers, the timing of orders received from customers, cost and availability of raw materials, changes in business strategy or development plans, availability and quality of management, and availability, terms and deployment of capital. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings. Copies of these filings may be obtained by contacting the company or SEC. The company disclaims any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    AKI, INC.
                                  JUNE 30, 1999
                                 (In thousands)

                                                    Three months                                    Year
                                        I.       ended June 30                        II.      Ended June 30

                                                  1998               1999                 1998               1999

Summary Income
Statement Data

Net Sales                                       14,084             16,988               71,252             85,967
Gross profit                                     3,479              5,697               23,925             30,768
Selling, general & administrative
expenses
                                                 2,405              4,167               11,290             14,500
Income from operations
                                                   104                378                9,966             11,662
Interest expense                                 6,106              3,276               13,915             13,028
Net (loss)                                     (4,124)            (2,175)              (3,661)            (2,591)

Other data

Depreciation & amortization
                                                 1,947              1,926                6,410              8,487
Capital expenditures
                                                   259                426                1,321              2,856
EBITDA                                           2,051              2,304               16,376             20,149

Summary Balance
Sheet Data:

Cash                                                                                     1,641              7,015
Current assets                                                                          23,630             29,295
Total assets                                                                           211,038            210,853
Current liabilities                                                                     10,785             14,442
Long-term debt,
excluding current portion                                                              116,489            116,349
Total liabilities                                                                      131,417            134,131
Stockholders equity                                                                     79,621             76,722

A full report will be available in the Form 10-K to be filed with the securities and Exchange Commission.

August 9, 1999



                                AKI Holding Corp.
                                  JUNE 30, 1999
                                 (In thousands)

                                                    Three months                                    Year
                                        III.     Ended June 30                          IV.      Ended June 30

                                                  1998               1999                 1998             1999

Summary Income
Statement Data

Net Sales                                       14,084             16,988               71,252             85,967
Gross profit                                     3,479              5,697               23,925             30,768
Selling, general & administrative
expenses
                                                 2,405              4,167               11,290             14,500
Income from operations
                                                   104                378                9,966             11,662
Interest expense                                 6,164              4,237               13,973             16,740
Net (loss)                                     (4,163)            (2,849)              (3,700)            (5,116)

Other data

Depreciation & amortization
                                                 1,947              1,926                6,410              8,487
Capital expenditures
                                                   259                426                1,321              2,856
EBITDA                                           2,051              2,304               16,376             20,149

Summary Balance
Sheet Data:

Cash                                                                                     3,842              7,015
Current assets                                                                          25,831             29,295
Total assets                                                                           214,521            213,579
Current liabilities                                                                     10,785             14,442
Long-term debt,
excluding current portion                                                              142,509            146,000
Total liabilities                                                                      157,437            163,782
Stockholders equity                                                                     57,084             49,797

A full report will be available in the Form 10-K to be filed with the securities and Exchange Commission.

August 9, 1999

